

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2024

Brian C. Thomas, Ph.D.
Chief Executive Officer
Metagenomi, Inc.
5959 Horton Street, 7th Floor
Emeryville, CA 94608

> **Re:** **Metagenomi, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.6, 10.7 and 10.8**
> **Filed January 5, 2024**
> **File No. 333-276413**

Dear Brian Thomas:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences